Shayne Kennedy Direct Dial: 714.755.8181 shayne.kennedy@lw.com	650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES
September 22, 2017 VIA EDGAR AND EMAIL Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Barbara C. Jacobs	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Switch, Inc.
Registration Statement on Form S-1
Filed September 8, 2017
File No. 333-220405

Ladies and Gentlemen:

On behalf of our client Switch, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find herein the Company’s further response to comments 20 and 26 in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Thomas Morton, the Company’s President and General Counsel, dated July 27, 2017 relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

To facilitate your review, we have reproduced the Staff’s comment 26 below in italics and followed that with the Company’s response. The response below is also applicable to comment 20 in the same letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 75

26. We note that after the offering and Transactions, you disclose on pages 10 and 56 you plan to consolidate the financial results of Switch, Ltd. into your financial statements. Please provide us with your analysis that supports the consolidation of Switch, Ltd. pursuant to the guidance in ASC 810-10-25 and revise your disclosure to address the basis for consolidation.

         September 22, 2017

Response: The Company respectfully advises the Staff that, for purposes of determining whether it should consolidate the financial results of Switch, Ltd., it has reviewed the guidance set forth in ASC 810-10. ASC 810-10 contains guidance on the accounting treatment of variable interest entities. In general, ASC 810-10 requires a company that holds variable interests in a variable interest entity to consolidate the results of the variable interest entity if the company is the primary beneficiary of the variable interest entity. To perform the analysis required by ASC 810-10-25, the Company reviewed, among other things, each of the documents that will be used to effect the Transactions (as defined in the Registration Statement) and create the “Up-C” structure (which will occur concurrent with the closing of the offering), including the Tax Receivable Agreement, the Fifth Amended and Restated Operating Agreement of Switch, Ltd. and the Amended and Restated Articles of Incorporation of Switch, Inc. Based on its analysis of these documents and the guidance contained in ASC 810-10, the Company concluded that it has each of (a) the power to direct matters that most significantly impact the activities of Switch, Ltd., (b) the obligation to absorb losses of Switch, Ltd. that potentially could be significant, and (c) the right to receive benefits from Switch Ltd that potentially could be significant. As such, the Company concluded that upon consummation of the Transactions it will hold variable interests in Switch, Ltd. for whom it will be the primary direct beneficiary and that will be required to consolidate the results of operations of Switch Ltd.

In further response to the Staff’s comment, the Company proposes to add the following disclosure on pages 10 and 62 of the Registration Statement (marked to show addition):

“Immediately following this offering, we will be a holding company and our principal asset will be the Common Units we purchase from Switch, Ltd. As the manager of Switch, Ltd., we will operate and control all of the business and affairs of Switch, Ltd. and, through Switch, Ltd. and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Switch, Ltd., we will have the sole voting interest in, and control the management of, Switch, Ltd., as well as the obligation to absorb losses of, and receive benefits from, Switch, Ltd. that could be significant. As a result, after the Transactions ~~we expect~~ we will consolidate Switch, Ltd. in our consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Members on our consolidated financial statements.”

         September 22, 2017

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy

Shayne Kennedy
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Rob Roy, Founder, Chief Executive Officer and Chairman, Switch, Inc.

Thomas Morton, Esq., President and General Counsel, Switch, Inc.

Chase Leavitt, Esq., Deputy General Counsel, Switch, Ltd.

Charles K. Ruck, Latham & Watkins LLP

Kenneth J. Gordon, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP